

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 14, 2008

By U.S. Mail and facsimile
Mr. Robert A. Schiffner
Chief Financial Officer
Campbell Soup Company
Campbell Place
Camden, New Jersey 08103

> **Re:** **Campbell Soup Company**
> **Form 10-K for Fiscal Year Ended July 29, 2007**
> **Filed September 26, 2007**
> **Schedule 14**
> **Filed October 10, 2007**
> **Form 10-Q for Fiscal Quarter Ended October 28, 2007**
> **Filed December 5, 2007**
> **Response Letter Dated February 14, 2008**
> **File No. 001-03822**

Dear Mr. Schiffner:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended July 29, 2007

Liquidity and Capital Resources, page 16

1.   We note your response to our prior comment 3. Please confirm that in all future filings you will specify the amount you will spend to expand and enhance your headquarters building and to expand your beverage production capacity.

 Form 10-Q for the quarter ended October 28, 2007

Form 10-Q for the quarter ended January 27, 2008

Changes in Internal Controls

2.   We note your response to our prior comment 7A.   You must disclose any change in your internal control over financial reporting that occurred during the fiscal quarter covered by the quarterly report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Your current disclosure only states that you had such changes. Please confirm that in future filings you will expand your discussion to briefly describe the actual changes made to your internal controls over financial reporting, for example, as to segregation of duties, access to systems, or dual authorizations.

Schedule 14, Filed October 10, 2007

3.   We note your response to our prior comment 9 and reissue it in part. You must provide us with an example of the disclosures you intend to use that have been approved as necessary within your organization to enable you to delete the qualification regarding amendments that may be made at a later date by your Compensation and Organization Committee or Board of Directors.

Base Salary, page 21

4.   We note your response to our prior comment 9 and reissue it. Please provide us with an example of the actual language that you intend to use to response to our comment. Please refer to Release no. 33-8732A Section II.B.2 for information on when companies do not have to disclose targets levels with respect to specific quantitative or qualitative performance related factors due to confidentiality concerns.

Annual Incentive Plan, page 21

5.   We note your response to our prior comment 10 and reissue it. Please provide us
        with an example of the actual language that you intend to use in response to our
        comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or, in her absence, Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding the financial statements and related matters. Please contact Donna Levy at (202) 551-3292 or, in her absence, me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

CC: J. O'Brien
    J. Davis
    D. Levy